Filed Pursuant to Rule 433 Registration Statement No. 333-229951

Thermo Fisher Scientific Inc.

Pricing Term Sheet

September 24, 2019

0.875% Senior Notes due 2031

Issuer:	Thermo Fisher Scientific Inc.

Legal Format:	SEC Registered

Security:	0.875% Senior Notes due 2031

Principal Amount:	€900,000,000

Maturity Date:	October 1, 2031

Coupon (Interest Rate):	0.875% per annum, paid annually

Mid-Swaps Yield:	-0.108%

Spread to Mid-Swap:	+105 basis points

Yield to Maturity:	0.942%

Benchmark Bund:	DBR 0.000% due August 2029

Benchmark Bund Yield/Price:	-0.598% / 106.110%

Spread to Benchmark Bund:	+154.0 basis points

Interest Payment Dates:	October 1 of each year, commencing on October 1, 2020

Day Count Convention:	Actual/Actual (ICMA)

Business Days:	New York, London, TARGET2

Payment Business Day Convention:	Following, unadjusted

Optional Redemption:	At any time and from time to time prior to July 1, 2031 (three months prior to their maturity), the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of the notes being redeemed, that would be due if such notes matured on July 1, 2031 (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)), using a discount rate equal to the Comparable Bond Rate (as defined in the prospectus supplement relating to the notes) plus 25 basis points, plus accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption. In addition, on and after July 1, 2031, the issuer will have the option to redeem the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.243%

Underwriting Discount:	0.450%

Net Proceeds, Before Expenses, to Issuer:	€889,137,000

Settlement Date:	September 30, 2019 (T+4)

Trade Date:	September 24, 2019

Current Ratings*:	Moody’s: Baa1 (Stable) S&P: BBB+ (Stable) Fitch: BBB (Stable)

Currency of Payment:	All payments of principal of, and premium, if any, and interest on, the notes, including any payments made upon any redemption of the notes, will be made in euro. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or if the euro is no longer being used by the then member states of the European Economic and Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay to the beneficial owners of the notes who are not United States persons, additional amounts as may be necessary so that every net payment of the principal of, and premium, if any, and interest on, such holder’s note after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that holder by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided in such holder’s note to be then due and payable.

Redemption for Tax Reasons:	The issuer may redeem all, but not less than all, of the notes in the event of certain changes in the tax laws of the United States (or any political subdivision or taxing authority thereof or therein) which would create a material probability that the issuer would be obligated to pay additional amounts as described above. This redemption would be made on at least 15 days’ but not more than 60 days’ notice and at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest on the notes to, but not including, the date fixed for redemption.

Purchase of Notes Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event (as defined in the prospectus supplement related to the notes), the issuer will, in certain circumstances, be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase.

Denominations:	€100,000 x €1,000

ISIN/Common Code:	XS2058556619 / 205855661

Expected Listing:	The issuer intends to apply to list the notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. Upon such listing, the issuer will use commercially reasonable best efforts to maintain such listing and satisfy the requirements for such continued listing as long as the notes are outstanding.

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Merrill Lynch International

Citigroup Global Markets Limited

J.P. Morgan Securities plc

Barclays Bank PLC

BNP Paribas

Deutsche Bank AG, London Branch

Morgan Stanley & Co. International plc

Co-Managers:

Credit Suisse Securities (Europe) Limited

HSBC Bank plc

Mizuho International plc

MUFG Securities EMEA plc

SMBC Nikko Capital Markets Limited

U.S. Bancorp Investments, Inc.

BNY Mellon Capital Markets, LLC

ING Bank N.V., Belgian Branch

KeyBanc Capital Markets Inc.

Loop Capital Markets LLC

Nordea Bank Abp

Scotiabank Europe plc

Wells Fargo Securities, LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

We expect to deliver the notes against payment for the notes on or about September 30, 2019, which is the fourth business day following the date of the pricing of the notes. Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes before the second business day prior to September 30, 2019 will be required to specify alternative settlement arrangements to prevent a failed settlement.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement, the prospectus supplement related to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Merrill Lynch International toll-free at 1-800-294-1322, Citigroup Global Markets Limited toll-free at 1-800-831-9146 or J.P. Morgan Securities plc collect on +44-207-134-2468.

MiFID II professionals/ECPs-only/No PRIIPs KID — Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.